Functional Brands Inc.

6400 SW Rosewood Street

Lake Oswego, Oregon 97035

June 9, 2023

Suzanne Hayes

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Functional Brands Inc. Draft Registration Statement on Form S-1
Submitted May 30, 2023
CIK No. 0001837254

Dear Ms. Hayes:

By letter dated June 5, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Functional Brands Inc. (the “Company,” “we,” “us” or “our”) with an initial comment to the Company’s Draft Registration Statement on Form S-1 submitted May 30, 2023. We are in receipt of your letter and we have revised the Company’s Draft Registration Statement to address the Staff’s initial comment.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Eric Gripentrog
By: Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, Oregon 97035